Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province, People’s Republic of China 362000

May 2, 2022

Via Edgar Correspondence

Mr. Nicholas Lamparski

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted February 18, 2022 CIK No. 0001876766

Dear Mr. Lamparski,

This letter is in response to the letter dated March 14, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted February 18, 2022

Cover Page

1. We note your response to Comment 1, and your amended disclosure provided in response to the comment in the ninth paragraph of the prospectus cover page. Please revise your disclosure to state whether any dividends, distributions or transfers have been made to date between Lichen China Limited and any of its subsidiaries, and quantify the amounts where applicable. Your disclosure should make clear if no such dividends, distributions or transfers have been made to date. Lastly, please provide a cross-reference to the consolidated financial statements, which you previously included in your disclosure but recently deleted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in the Amended Registration Statement to disclose that no dividends, distributions or transfers have been made to date between Lichen China Limited and any of its subsidiaries. Also, we have provided a cross-reference to the consolidated financial statements in the same paragraph.

2. We note your disclosure that “[u]nless otherwise stated, ‘we’, ‘us’, ‘our company’, ‘Company’, ‘Group’, ‘our’ and ‘Lichen’ refer to Lichen China Limited, the holding company.” We also note you disclose that “when in the context of describing our operations and consolidated financial information, ‘we’, ‘us’, ‘our company’, ‘Company’, ‘Group’, ‘our’ and ‘Lichen’ refer to Lichen China Limited, and its subsidiaries, including but not limited to our subsidiaries in China.” Please revise to use different defined terms for the holding company and its subsidiaries when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also refrain from using terms such as “we” or “our” when describing activities or functions of a PRC or Hong Kong subsidiary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the second paragraph on the cover page of the prospectus and throughout the Amended Registration Statement to use different defined terms for the holding company and its subsidiaries and we have refrained from using “we” or “our” and specifically stated the entity name when it is a party of an agreement, an entity owns the property, and/or conduct the operations, such as the references in “Intellectual Property” section.

3. Please revise the disclosure on your prospectus cover page to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the prospectus cover page in the Amended Registration Statement to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect our company. We clarify for the Staff that as of the date of the prospectus, our auditors, Briggs & Veselka Co. for the fiscal year ended December 31, 2020 and TPS Thayer, LLC (“TPS Thayer”) for the fiscal year ended December 31, 2021 our auditor, are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditors are both based in the U.S. and registered with PCAOB and subject to PCAOB inspection, however, recently developments with respect to audits of China-based companies, create uncertainty about the ability of our auditors, to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditors because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

4. Reference is made to the disclosure in the eighth paragraph of your prospectus cover page, highlighting the risks facing the company and the offering as a result of your corporate structure. Please provide specific cross-references here to the individual risk factors that discuss each of these risks. In this regard, we note that a general reference to the “Risks Related to Doing Business in China” and “Risks Relating to Our Public Offering and Ownership of Our Class A Ordinary Shares” is not sufficient.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the prospectus cover page in the Amended Registration Statement to provide specific cross-references to the individual risk factors.

Prospectus Summary Overview, page 2

5. We note your amended disclosure in response to Comment 3. Please expand your discussion of the permissions and approvals required to be obtained from Chinese authorities to operate your business to also cover Legend Consulting BVI and Legend Consulting HK. Please also state whether your PRC subsidiaries are required to obtain any approvals from Chinese authorities to operate your business. In this regard, it appears that the current disclosure only speaks to permissions that your PRC subsidiaries are required to obtain from Chinese authorities to operate your business. Further, please revise to clarify that the consequences you describe in the fifth and sixth paragraphs of this section (e.g., liabilities, operation disruption, sanctions, fines, and penalties) will also result if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also broaden the consequences you describe in the fifth paragraph of this section to include permissions relating to the operation of your business.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 2 of the Amended Registration Statement to clarify that Legend Consulting BVI and Legend Consulting HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this prospectus. We have also revised our disclosure to state that our PRC subsidiaries have obtained all necessary permission and approvals from Chinese authorities to operate our business. Further, we have revised our disclosure to clarify that the consequences we describe in the fifth and sixth paragraphs of this section will also result if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future. Finally, we have broadened our disclosure regarding the consequences we describe in the fifth paragraph of this section to include permissions relating to the operation of our business.

6. We note your disclosure that you and your subsidiaries are not covered by permissions requirements from the CSRC, CAC, or any other Chinese authorities to issue and offer these securities to foreign investors. Please disclose the basis for your belief that these permissions are not required. In revising your disclosure, please also indicate that your offering will be subject to compliance with the CSRC’s Draft Overseas Listing Regulations when adopted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed on page 3 of the Amended Registration Statements the basis for our belief that the permissions are not required. Also, we have revised our disclosure in the same section to indicate that our offering will be subject to compliance with the CSRC’s Draft Overseas Listing Regulations when adopted.

Risks Relating to Doing Business in China, page 9

7. Please revise this section to disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 9 of the Amended Registration Statement under the “Summary of Risk Factors” section to disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

8. Please provide cross-references to the specific risk factors that provide a detailed discussion of each risk included here. Listing only the page number is not sufficient.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the “Summary of Risk Factors” section in the Amended Registration Statement to provide cross-references to the specific risk factors that provide a detailed discussion of each risk included.

Holding Foreign Company Accountable Act, page 10

9. Please revise your disclosure in this section to specifically state that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 11, 13 and 43 of the Amended Registration Statement to specifically state that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist our securities. In addition, we added the disclosure that a delisting of our securities, or threatened delisting of our securities, could make investors’ investment worthless.

Transfers of Cash to and from Our Subsidiaries, page 14

10. Please quantify any dividends, distributions or transfers that any of your subsidiaries have made to Lichen China Limited and which entity made such transfer, and their tax consequences. To the extent that no such dividends, distributions or transfers have been made to date, please revise your disclosure to make this clear.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that that we have revised our disclosure on page 18 of the Amended Registration Statement to disclose that no dividends, distributions or transfers have been made to date between Lichen China Limited and any of its subsidiaries.

Risk Factors

Risks Relating to Doing Business in China

We are not currently required to obtain any approval . . ., page 34

11. We note your response to Comment 7, and your amended disclosure regarding the CSRC’s Draft Overseas Listing Regulations that you have included in the risk factor on page 33. Please revise to include such disclosure in this risk factor. In addition, we note your disclosure indicates that you will be subject to the Draft Overseas Listing Regulations when such regulations become effective. Please disclose here and elsewhere that you discuss the Draft Overseas Listing Regulations to explain how compliance with such regulations will impact your offering if and when such regulations are adopted. Please also explain to what extent you believe you are compliant with such regulations, as currently proposed. Lastly, please revise your disclosure here and on page 11 to explain why you believe you will not be subject to the CSRC’s approval under the M&A Rules.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 35 of the Amended Registration Statement to include disclosure regarding Draft Overseas Listing Regulations in this risk factor. In addition, we have revised our disclosure on pages 3, 14, and 35 to explain how compliance with such regulations will impact our offering if and when such regulations are adopted. Further, we have explained that based on the advice from our PRC counsel we believe we are compliant with such regulations, as currently proposed. Lastly, we have revised our disclosure here and on page 14 to explain that according to our PRC counsel, we believe we will not be subject to the CSRC’s approval under the M&A Rules.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director

4